UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trustfeed Corp.

(Name of Issuer)

SERIES A PREFERRED STOCK, $0.001 PER SHARE PAR VALUE

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

8983911079

(CUSIP Number)

Rasmus Refer

Gamle Carlsberg Vej 16, 2500 Valby, Denmark

800-706-0806

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Rasmus Refer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Valby, Denmark

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	95,437,591 SHARES OF COMMON STOCK AND 500,000 SHARES OF SERIES A PREFERRED STOCK(1)

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	95,437,591 SHARES OF COMMON STOCK AND 500,000 SHARES OF SERIES A PREFERRED STOCK(1)

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 95,437,591 SHARES OF COMMON STOCK AND 500,000 SHARES OF SERIES A PREFERRED STOCK

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 86%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Rasmus Refer beneficially owns 90,437,591 shares of common stock and 500,000 shares of Series A Preferred Stock in Trustfeed Corp., which shares are held by Fastbase, Inc., of which Mr. Refer has voting and dipositive power. He also holds 5,000,000 shares of common stock in his name.
(2)	Based on a total of 108,517,979 shares of the Issuer’s common stock outstanding as of July 25, 2023.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Trustfeed Corp., a Nevada Corporation (the "Issuer"), and is being filed by Rasmus Refer (the “Reporting Person”). The Issuer's current principal executive offices are located at 140 Broadway, 46th Floor New York, NY 10005.

ITEM 2.	IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Rasmus Refer (the “Reporting Person”). The business address of the Reporting Person is Gamle Carlsberg Vej 16, 2500 Valby, Denmark. The Reporting Person is the CEO, CFO and board member of the Company. The Reporting Person is currently the Chairman, President, Chief Executive Officer, Chief Financial Officer and Director of Fastbase, Inc., a Nevada corporation. The Reporting Person is a citizen of Denmark.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person owns and has the right to acquire in sixty days. The Reporting Person holds 95,437,591 shares of common stock and 500,000 shares of Series A Preferred Stock held by Fastbase, Inc., of which he has voting and dipositive power.

On April 16, 2021, Fastbase, Inc, and SCI Inc. entered into a Share Purchase Agreement with Mr. James Shipley, the owner 50,000,000 shares of Series A Convertible Preferred Stock in Trusteed Corp., for the purchase of 4,750,000 shares of Series A Convertible Preferred Stock for cash consideration of $108,200 USD. Mr. Shipley agreed to cancel 45,000,000 shares in the process. The transaction closed on April 21, 2021.

On the same date, Mr. Shipley, the Company’s then majority shareholder, officer and director, resigned as President, Secretary, Treasurer, and Director of the Company at which time Rasmus Refer, the CEO of Fastbase, Inc., was appointed to these positions.

On September 14, 2021, Trustfeed Corp. entered into a Contribution Agreement (the “Agreement”) with Fastbase for the acquisition of certain assets of Fastbase in exchange for shares of super voting preferred stock in the Company. The assets are associated with Fastbase’s review platform giving access to value information about products, which includes proprietary software to crawl, organize, verify, with A.I. rendering, algorithms to do data mining, and an A.I. rendering database of companies, websites, contacts and approximately 500,000 products descriptions. The Company paid for the assets contributed by issuing to Fastbase 45,000,000 shares of the Company’s Series A Convertible Preferred Stock.

The 95,437,591 shares were acquired in connection with conversions of Series A Convertible Preferred Stock into common stock.

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ITEM 4.	PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 95,437,591 shares of common stock and 500,000 shares of Series A Preferred Stock or 86% of the Issuer’s issued and outstanding common stock as of July 31, 2023.

The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4. The Reporting Person may, from time to time, determine to acquire additional Common Stock, to dispose of some or all of his Common Stock, discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders, or others or take such other action as he deems appropriate. The Reporting Person reserves the right to change his intentions and adopt plans or proposals in the future that could result in any of the transactions specified in clauses (a) through (j) of Item 4, or any other transaction which the Reporting Person believes could enhance shareholder value.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 95,437,591 shares of common stock and 500,000 shares of Series A Preferred Stock of the Issuer, representing approximately 86% of the Issuer's common stock (based upon 108,517,979 outstanding shares of common stock as of July 25, 2023 as reported in the Company’s Registration Statement on Form 10 filed with the SEC on July 25, 2023).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	Aside from the following, the Reporting Person has not effected any transactions in shares of common stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Contribution Agreement, dated September 14, 2021 (Incorporated by reference to Registration Statement on Form 10 filed May 31, 2023).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2023

By: /s/ Rasmus Refer

Rasmus Refer

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